PetroChina Company Limited

January 19, 2024

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PetroChina Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated October 11, 2023

File No. 001-15006

Dear Sir/Madame,

I refer to the comments set forth in the letter dated December 19, 2023 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the annual report of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal year ended December 31, 2022 (“Form 20-F”) and the Company’s response letter dated October 11, 2023. Set forth below are the Company’s responses to the comments in the Letter. The numbered paragraphs below correspond to the comments in the Letter, which have been retyped below in bold for your ease of reference.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

1.	We note that you do not believe that any members of your board of directors, including those who are members or officials of the CPC Leadership Team of CNPC, are Chinese Communist Party officials. Please clarify the basis for this statement given Article 33 of the Chinese Communist Party Constitution addresses the leading Party members groups or Party committees of state-owned enterprises, indicating they should play a leadership role and discuss and decide on major issues of their enterprise in accordance with regulations. In your response, please address the following:
•	Please explain to us in reasonable detail the roles and responsibilities of the CPC Leadership Team of CNPC, including how they participate in deciding the major issues of their enterprise and the extent to which this group approves and directs major decisions and activities of their enterprise.

Response: please see the consolidated response following the third bullet point of this Comment 1.

•	Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the CPC Leadership Team of CNPC on PetroChina’s operations and major decisions.

Response: please see the consolidated response following the third bullet point of this Comment 1.

•	Please explain to us in more detail how you considered whether the CPC Leadership Team of CNPC has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

Response: The Company respectfully advises the Staff that it would like to consolidate its responses to the three sub-bullets under Comment 1 as follows:

First, the Company respectfully submits that it can only state its own understanding of what is a “CPC official” (in Chinese, ) and whether a director who is also a member of the CPC Leadership Team of its controlling shareholder, China National Petroleum Corporation (“CNPC”), is a “CPC official”. The Company notes that there is no definition or disclosure guidelines for what constitutes a “CPC official” under the Holding Foreign Companies Accountable Act, and therefore, the Company submits that there inevitably would be different understandings and interpretations of this term, including but not limited to inferences from the perspectives of “appointment”, “agent” and “role and function” as mentioned by the Staff in this comment. Furthermore, there is no definition or the use of the term “CPC official” in the Constitution of the Communist Party of China (the “CPC Charter”) or the PRC laws and regulations. To the Company’s knowledge, the CPC Leadership Team of CNPC is a primary-level CPC organization established within CNPC; it only plays a role within the enterprise; and all its members work on a full-time basis within the enterprise and receive remuneration and benefits from the enterprise. Based on such facts, the Company believes that they should not be understood as “CPC officials”, and this only represents the Company’s understanding. Under Item 16I of the Company’s Form 20-F for 2022, considering the fact that readers may hold a different view of this term, the Company did not make a subjective judgment of whether any director is a “CPC official”, but has disclosed the information by way of cross reference that some directors are members of CPC Leadership Team of CNPC. Given that the relevant directors’ biographies have clearly disclosed their positions as members of the CPC Leadership Team of CNPC, the Company believes that such objective disclosure of the actual status of its directors would help readers to obtain meaningful information to make their own judgment. Notwithstanding the foregoing, in order to prominently disclose information on the relevant directors’ positions within the CPC organization as of April 28, 2023, i.e., the date the Company filed its Form 20-F for 2022, the Company intends to amend the disclosure under Item 16I(b)(4) in the following manner:

The following table sets forth the directors of the Company who are CPC members and hold a position in the relevant CPC organization:

Name	Position in the Company	Position in the CPC Organization
Houliang DAI	Chairman	The secretary of the CPC Leadership Team of CNPC
Qijun HOU	Vice chairman	The deputy secretary of the CPC Leadership Team of CNPC
Liangwei DUAN	Non-executive director	The deputy secretary of the CPC Leadership Team of CNPC
Yongzhang HUANG	Executive director, president	A member of the CPC Leadership Team of CNPC
Lixin REN	Executive director, senior vice president	A member of the CPC Leadership Team of CNPC
Jun XIE	Non-executive director	A member of the CPC Leadership Team of CNPC

Second, with regard to the functions and roles of the members of CPC Leadership Team of CNPC both in CNPC and the Company, the Company hereby submits the following on a consolidated basis:

1.        What is the organization of the CPC Leadership Team of CNPC? The CPC Charter requires units from all walks of society such as enterprises to establish primary-level CPC organizations if a unit has more than three formal CPC members. The CPC Leadership Team (in Chinese, ) of CNPC is such a primary-level CPC organization, which only plays a role within the enterprise of CNPC.

2.       How do the members of the CPC Leadership Team of CNPC play their functions and roles in CNPC? First, the CPC Charter has clear provisions on the functions and roles of CPC committees and CPC leadership teams of state-owned enterprises, mainly including discussing and deciding on major matters of the enterprise in accordance with laws and regulations, ensuring and supervising the implementation of the principles and policies of CPC and the country in the enterprise, and supporting the shareholders’ meeting, the board of directors, the board of supervisors, and the management in exercising their functions and powers in accordance with laws. According to the requirements of relevant rules, for major matters that need to be submitted to the board of directors of CNPC for deliberation and approval, they must first be submitted to the CPC Leadership Team of CNPC for review and discussion, and then be submitted to the board of directors. Second, part of the members of the CPC Leadership Team of CNPC serve as directors and senior executives of CNPC, and they, together with other directors and senior executives, participate in the corporate governance of CNPC in the roles of directors and senior executives. Worthy of particular note, the functions and roles of the CPC leadership team (or a CPC committee) as stipulated in the CPC Charter are not meant to and cannot replace the role of the shareholders’ meeting, the board of directors, the board of supervisors and the management of a company, and the major business matters of CNPC shall ultimately be resolved and implemented by the board of directors and the management in accordance with law.

3.       How does each of the directors who is also a member of the CPC Leadership Team of CNPC play their functions and roles in the Company? The Company has established a complete set of corporate governance system in accordance with the requirements of the PRC Company Law and the relevant listing rules that the Company is subject, of which includes its shareholders’ general meeting, board of directors, board of supervisors and senior management. As the controlling shareholder of the Company, CNPC has the right to recommend candidates of directors to the Company. All directors of the Company, including directors who are also members of the CPC Leadership Team of CNPC, are elected by the shareholders’ general meeting of the Company. A director who is also a CPC Leadership Team of CNPC serves as a non-executive director or executive director of the Company; an executive director also serves as the president or a senior vice president of the Company; and all directors must perform their duties in accordance with the requirements of the PRC Company Law, the relevant listing rules, the articles of association of the Company, and the bylaws of the board of directors of the Company. Chapter 10 of the articles of association of the Company, which is filed as Exhibit 1.1 of the Company’s Form 20-F, sets out in detail the responsibilities of the board of directors and directors of the Company.

2.	We note your responses to prior comment 3 and to comment 4 in our letter dated August 4, 2023. Neither of these responses clearly indicates the steps you have taken to determine whether any director of any of your consolidated entities is an official of the Chinese Communist Party or your conclusion as to this matter. As such, we re-issue the comment. Please tell us whether any member of the board of directors of any of your consolidated entities is an official of the Chinese Communist Party and supplementally describe the steps you have taken to confirm this. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully advises the Staff that, as mentioned in the previous response letter, the Company has not adopted a VIE structure or any similar structure that resulted in additional foreign entities being consolidated in the Company’s financial statements. However, as the Staff has inquired about the situation of its consolidated subsidiaries, the Company has set forth its response as follows.

The Company has a large number of subsidiaries, and, therefore, the below discussion would only cover the principal subsidiaries as disclosed in the Company’s Form 20-F, which are all consolidated through shareholding. In accordance with the requirements of the CPC Charter, the Company’s principal subsidiaries also have primary-level CPC organizations, and the main members of their CPC organizations typically concurrently serve as directors and/or senior executives of the subsidiary, and the manner in which they perform their functions and roles is consistent with the manner in which the members of the CPC Leadership Team of CNPC play their roles in CNPC as explained above. Our understanding of whether any director is a CPC official is also consistent with our understanding of whether a member of the CPC Leadership Team is a CPC official.

The personal files of directors of the principal subsidiaries (including information on positions within the CPC organizations) are filed with the human resources departments of the subsidiaries and the human resources department of the Company’s headquarters, and are updated from time to time. Based on a careful inspection by the human resources departments and as confirmed by the directors of each principal subsidiary, no current directors of the principal subsidiaries concurrently hold positions or work on a part-time basis in any CPC and/or government organs during their tenure in the principal subsidiaries of the Company. Nor do any independent director of the principal subsidiaries hold positions or work on a part-time basis in any CPC and/or government organs.

For the board members’ current or prior memberships on, or affiliations with, any CPC committees, the Company will only consider their current positions and will not consider whether they have such experience in the past.

The Company has not relied upon third party certifications such as affidavits as the basis for disclosure.

If you have any questions about this letter, please contact me (hko@petrochina.com.hk; Phone number: +852.2899.2010; Fax: +852.2899.2390).

Very truly yours,

/s/ Hua WANG
Name:	Hua WANG
Title:	CFO and Secretary to Board of Directors

Cc: By email

Fang WEI

Alternative Authorized Representative

PetroChina Company Limited

Kyungwon (Won) Lee

Partner

Shearman & Sterling LLP